Exhibit 99.2

WEBUY GLOBAL LTD AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	June 30,	December 31,
	2023	2022
Assets
Current assets
Cash and cash equivalents	$927,392	$1,554,464
Accounts receivable	3,268,834	2,568,183
Inventories	362,926	1,127,133
Prepaid expenses and other assets	3,036,365	1,337,419
Amount due from a related party	11,398	4,119
Total current assets	7,606,915	6,591,318

Leasehold improvements and equipment, net	868,733	423,633
Right of use assets – operating lease	2,348,701	42,712
Intangible assets	698,453	932,999
Total Assets	$11,522,802	$7,990,662

Liabilities and Shareholders’ (Deficit) Equity
Current Liabilities
Accounts payable	$8,171,122	$5,464,617
Deferred revenue	2,026,900	1,007,494
Other current liabilities	1,952,312	1,728,792
Amount due to a related party	25,047	25,336
Loans payable – current	1,381,760	1,611,069
Convertible notes payable	1,701,600	412,400
Operating lease liability – current	537,463	32,347
Total Current Liabilities	15,796,204	10,282,055

Loans payable – non-current	228,291	473,758
Operating lease liability – non-current	1,943,691	10,598
Total Liabilities	$17,968,186	$10,766,411

Commitments and contingencies	-	-

Shareholders’ (Deficit) Equity
Ordinary stock (260,000,000,000 shares authorized, $0.000000385 par value, 48,011,600 shares and 48,011,600* shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively)	$18	$18
Additional paid-in capital	15,678,812	15,678,812
Accumulated deficit	(21,947,181)	(18,337,830)
Accumulated other comprehensive loss	(71,704)	(75,641)
Total Shareholders’ Deficit to shareholders of Webuy Global Ltd	(6,340,055)	(2,734,641)
Deficit attributable to non-controlling interests	(105,329)	(41,108)
Total Shareholders’ Deficit	(6,445,384)	(2,775,749)
Total Liabilities and Shareholders’ Deficit	$11,522,802	$7,990,662

*	Giving retroactive effect to the share forward split on May 2, 2023.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

WEBUY GLOBAL LTD AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts expressed in US dollars (“$”) except for numbers of shares)

	Six Months Ended
	June 30,
	2023	2022

Revenues	$24,400,212	$15,025,054
Cost of revenues	(23,670,573)	(13,907,868)
Gross profit	729,639	1,117,186

Operating expenses
Selling and distribution expenses	(1,320,943)	(2,095,645)
General administrative expenses	(3,063,978)	(2,540,579)
Share-based compensation	-	(986,727)
Total operating expenses	(4,384,921)	(5,622,951)

Loss from operations	(3,655,282)	(4,505,765)

Other (expense) income
Other income	69,243	89,895
Gain on disposal of a subsidiary	-	331,584
Finance costs	(87,945)	(103,026)
Total other (expense) income, net	(18,702)	318,453

Loss before income taxes	(3,673,984)	(4,187,312)
Income taxes	-	-
Net loss	(3,673,984)	(4,187,312)
Less: Net loss attributable to non-controlling interests	64,633	30,607
Net loss attributable to shareholders of Webuy Global Ltd	$(3,609,351)	$(4,156,705)

Net loss	(3,673,984)	(4,187,312)
Foreign currency translation	4,349	17,961
Comprehensive loss	(3,669,635)	(4,169,351)
Less: Comprehensive loss attributable to non-controlling interests	64,221	28,244
Comprehensive loss attributable to shareholders of Webuy Global Ltd	$(3,605,414)	$(4,141,107)

Basic and diluted loss per ordinary share	$(0.08)	$(0.11)*

Basic and diluted weighted average number of ordinary shares outstanding	48,011,600	38,402,000 *

*	Giving retroactive effect to the share forward split on May 2, 2023.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

WEBUY GLOBAL LTD AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts expressed in US dollars (“$”) except for numbers of shares)

	Ordinary Shares					Accumulated
	Number of Shares		Amount ($0.000000385 par)	Additional Paid-in Capital	Accumulated Deficit	Other Comprehensive (loss) Income	Deficit to Ordinary Shareholders	Non- controlling Interests	Total Deficit

Balance as at December 31, 2021	38,402,000	*	$15	$10,441,123	$(11,676,884)	$36,112	$(1,199,634)	$(49,979)	$(1,249,613)
Share-based compensation	-		-	986,727	-	-	986,727	-	986,727
Net loss	-		-	-	(4,156,705)	-	(4,156,705)	(30,607)	(4,187,312)
Foreign currency translation	-		-	-	-	15,598	15,598	2,363	17,961

Balance as at June 30, 2022	38,402,000	*	$15	$11,427,850	$(15,833,589)	$51,710	$(4,354,014)	$(78,223)	$(4,432,237)
Balance as at December 31, 2022	48,011,600		$18	$15,678,812	$(18,337,830)	$(75,641)	$(2,734,641)	$(41,108)	$(2,775,749)
Net loss	-		-	-	(3,609,351)	-	(3,609,351)	(64,633)	(3,673,984)
Foreign currency translation	-		-	-	-	3,937	3,937	412	4,349

Balance as at June 30, 2023	48,011,600		$18	$15,678,812	$(21,947,181)	$(71,704)	$(6,340,055)	$(105,329)	$(6,445,384)

*	Giving retroactive effect to the share forward split on May 2, 2023.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

WEBUY GLOBAL LTD AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in US dollars (“$”))

	Six Months Ended
	June 30,
	2023	2022
Cash Flows From Operating Activities:
Net loss	$(3,673,984)	$(4,187,312)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of intangible assets	226,406	125,488
Depreciation of leasehold improvements and equipment	83,662	56,066
Gain on disposal of subsidiaries	-	(331,584)
Leasehold improvements and equipment written off	25,823	-
Share-based compensation	-	986,727
Non-cash lease costs	221,369	136,966
Changes in operating assets and liabilities:
Inventories	786,737	165,564
Accounts receivable	(728,790)	740
Prepaid expenses and other assets	(1,787,069)	(727,848)
Operating lease liability	(107,139)	(139,437)
Accounts payable	2,324,683	1,234,317
Deferred revenue	-	(80,545)
Other current liabilities	1,719,932	163,650
Amount due from/to related parties	23,698	(11,285)
Net Cash used in Operating Activities	(884,672)	(2,608,493)

Cash Flows From Investing Activities:
Purchase of intangible assets	-	(419,873)
Purchase of leasehold improvements and equipment	(564,333)	(32,220)
Net Cash used in Investing Activities	(564,333)	(452,093)

Cash Flows From Financing Activities:
Proceeds from issuance of convertible notes	1,289,200	2,770,800
Proceeds from issuance of SAFE note	-	750,000
Proceeds from term loan	-	1,500,000
Repayment of loan payables	(457,594)	(537,765)
Net Cash provided by Financing Activities	831,606	4,483,035

Effect of Exchange Rate Changes on Cash	(9,673)	42,214

Net changes in cash	(627,072)	1,464,663
Cash at beginning of the period	1,554,464	1,539,348
Cash at end of the period	$927,392	$3,004,011

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$126,590	$103,026
Cash paid for taxes	$-	$-

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

WEBUY GLOBAL LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2023 AND 2022

(Amounts expressed in US dollars (“$”) except for numbers of shares)

Note 1. Organization, Description of Business and Going Concern

Webuy Global Ltd (“Webuy”) was incorporated on August 29, 2022 in the Cayman Islands as a company limited by shares.

Webuy Global Ltd and subsidiaries (“we”, “our”, “us” or collectively known as the “Company”) is an emerging Southeast Asian (“SEA”) community-oriented e-Commerce retailor (“Community E-Commerce Retailor”) with a focus on grocery and travel. Community e-commerce is a deepened extension form of e-commerce, where social media users with mutual interest and like-minded behavior are connected, forming a community group within a network through online medium. Our mission is to make social shopping a new lifestyle for consumers and to empower consumers’ purchases with an efficient cost-saving purchasing model.

Share Swap Agreement

On August 29, 2022, the Company closed a share swap agreement (the “Share Swap”) between New Retail International Pte Ltd. (“New Retail”), which is a private company with limited liability under Singapore law and its shareholders. Under the Share Swap, the Company acquired 100% of the issued shares of New Retail (being 16,644 shares comprising (a) 8,202 ordinary shares denominated in SGD, (b) 3,440 preference shares denominated in SGD, and (c) 5,002 preference shares denominated in USD in exchange for the allotment and issuance of 16,644 ordinary shares of Webuy. Following the Share Swap, New Retail became a wholly owned subsidiary of the Company and the former shareholders, holders of warrants, convertible notes, and simple agreements for future equity of New Retail held 100% of the equity interests of the Company prior to the Company’s planned initial public offering. As a result of the share forward split, the effective number of ordinary shares of Webuy became 43,274,400.

Reorganization

The Share Swap between Webuy and New Retail is considered as a merger of entities under common control. Under the guidance in ASC 805, for transactions between entities under common control, the assets, liabilities and results of operations, are recognized at their carrying amounts on the date of the Share Swap, which required retrospective combination of Webuy and New Retail for all periods presented. The unaudited interim consolidated financial statements for the six months ended June 30, 2022 have been prepared as if the existing corporate structure had been in existence. This includes a retrospective presentation for all equity related disclosures, including issued shares and earnings per share, which have been revised to reflect the effects of the reorganization as of June 30, 2022.

Corporate Structure

Details of the Company and subsidiaries as of June 30, 2023 are set out below:

Name	Incorporation Date	Percentage of effective ownership	Place of Incorporation	Fiscal Year	Principal Activities
Webuy Global Ltd	August 29, 2022	-	Cayman Islands	December 31	Investment holding
New Retail International Pte Ltd	November 23, 2018	100%	Singapore	December 31	Community-oriented e-commerce platform
PT Webuy Social Indonesia	May 5, 2020	95%	Indonesia	December 31	Community-oriented e-commerce platform
The Shopaholic Bear Pte Ltd	April 6, 2021	100%	Singapore	December 31	Community-oriented e-commerce platform
Bear Bear Pte Ltd	November 2, 2021	100%	Singapore	December 31	Dormant
Webuy Travel Pte. Ltd.	November 15, 2022	100%	Singapore	December 31	Sale of packaged-tour
PT Buah Kita Retail	October 23, 2023	100%	Indonesia	December 31	Retail business
PT Webuy Travel Indonesia	October 23, 2023	70%	Indonesia	December 31	Sale of packaged-tour

Going concern

These unaudited interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company incurred net loss of $3,673,984 and $4,187,312 for the six months ended June 30, 2023 and 2022, respectively. As of June 30, 2023 and 2022, the Company had net cash used in operating activities of $884,672 and $2,608,493, respectively, the Company had a deficit on total equity of $6,445,384 and $2,775,749 as of June 30, 2023 and December 31, 2022, respectively. These conditions raise doubt about the Company’s ability to continue as a going concern.

In view of these circumstances, the management of the Company has given consideration to the future liquidity and performance of the Company and its available sources of finance in assessing whether the Company will have sufficient financial resources to continue as a going concern.

To sustain its ability to support the Company’s operating activities, the Company may have to consider its available sources of funds through the following sources:

●	Issuance of additional convertible notes and equity to individual persons and/or corporate entities, from March 1, 2022 through the date of the release of these financial statements, the Company has raised a total of $4,822,400 from the issuance of a series of Convertible Loan Notes to various investors, in which Convertible Loan Notes in the aggregate amount of $2,920,800 has been converted to shares;

●	Other available sources of financing from Singapore banks and other financial institutions; and

●	Financial support from the Company’s related party and shareholders.

●	On October 19, 2023, the Company completed its initial public offering to receive $13,528,942 in net proceeds. On November 3, 2023, the underwriters exercised the Over-Allotment Option and the Company received $546,000 in net proceeds and $1,528,800, respectively in net proceeds. (Note 18)

No assurance can be provided that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business. The unaudited interim consolidated financial statements for the six months ended June 30, 2023 and 2022 have been prepared on a going concern basis and do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets or the amounts and classifications of liabilities that may result from the inability of the Company to continue as a going concern.

Note 2. Summary of Signification Accounting Policies

The accounting policies applied for the six months ended June 30, 2023 and 2022 are consistent with those of the audited consolidated financial statements for the years ended December 31, 2022 and, 2021, as described in those audited consolidated financial statements, except for the adoption of any new and amended accounting principles generally accepted in the United States of America (“US GAAP”) effective after the year ending December 31, 2022 which are relevant to the preparation of the June 30, 2023 unaudited interim consolidated financial statements.

Basis of presentation and consolidation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Article 10 of Regulation S-X. These statements should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2022 and 2021, which have been prepared in accordance US GAAP. The unaudited interim consolidated financial statements have been prepared on a historical cost basis. In the opinion of management, all adjustments necessary for a fair presentation have been included in the accompanying unaudited interim consolidated financial statements. The results of operations for the six months ended June 30, 2023 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2023.

The unaudited interim consolidated financial statements include the financial statements of the Company and all its majority-owned subsidiaries from the dates they were incorporated. All intercompany balances and transactions have been eliminated in consolidation.

All amounts are presented in United States dollars (“USD”) and have been rounded to the nearest USD.

Use of estimates

The preparation of the unaudited interim consolidated financial statements in conformity with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates and judgments.

In preparing the interim condensed consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2022 and 2021.

Cash and cash equivalents

Cash is carried at cost and represents cash on hand and bank deposits. Cash equivalents consist of funds received from customers, which funds were held at the third-party platform’s fund account, and which are unrestricted and immediately available for withdrawal and use.

Periodically, the Company may carry cash balances at financial institutions more than the respective subsidiaries’ government insured limits in Singapore and Indonesia ranging from approximately $55,000 to $128,000 per institution. The amount in excess of government insurance as of June 30, 2023 and December 31, 2022, was approximately $638,000 and $1,221,685 respectively. The Company has not experienced losses on these accounts and management believes, based upon the quality of the financial institutions, that the credit risk with regard to these deposits is not significant.

Foreign currencies translation and transactions

The reporting currency of the Company is United States Dollar (“USD”) and the accompanying unaudited interim consolidated financial statements have been expressed in “$”. In addition, the Company’s subsidiaries are operating in Singapore, Malaysia, Indonesia and People Republic of China and maintains its books and records in its local currency, Singapore Dollar (“SGD”), Malaysia Ringgit (“MYR”), Indonesia Rupiah (“IDR”) and Chinese Yuan (“CNY”), respectively, which are the functional currency as being the primary currency of the economic environment in which their operations are conducted.

Accounts receivable

Accounts receivable are recorded in accordance with ASC 310, “Receivables.” Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in its existing accounts receivable and other receivables. The Company determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company did not have any off-balance-sheet credit exposure relating to its customers, suppliers or others. For the six months ended June 30, 2023 and 2022, the Company did not record any allowances for doubtful accounts against its accounts receivable and other receivables nor did it charge off any such amounts, respectively.

Leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. The Company records the lease expenses on a straight-line basis over the lease term.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities – current and operating lease liabilities – non-current on the balance sheets. Finance leases are included in leasehold improvements and equipment, loan payable – current and loan payable – non-current in the balance sheets.

Operating lease right-of-use (“ROU”) assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Generally, the implicit rate of interest (“discount rate”) in arrangements is not readily determinable and the Company utilizes its incremental borrowing rate in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The operating lease ROU asset includes any lease payments made and excludes lease incentives.

Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company accounts for the lease and non-lease components of its leases as a single lease component. Lease expense is recognized on a straight-line basis over the lease term.

Accounts payables and other current liabilities

Accounts payable and other current liabilities are liabilities for goods and services provided to the Company prior to the end of the financial year which are unpaid. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method. They are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Convertible notes payable

Upon adoption of Accounting Standards Update (“ASU”) 2020-06 on January 1, 2022, the elimination of the beneficial conversion feature (“BCF”) and cash conversion models in ASC 470-20 that requires separate accounting for embedded conversion features in convertible instruments results in the convertible debt instruments being recorded as a single liability (i.e., there is no separation of the conversion feature, and all proceeds are allocated to the convertible debt instruments as a single unit of account). Unless conversion features are derivatives that must be bifurcated from the host contracts in accordance with ASC 815-15 or, in the case of convertible debt, if the instruments are issued with a substantial premium, in the latter case, ASC 470-20-25-13 requires the substantial premium to be attributable to the conversion feature and recorded in additional paid-in capital (APIC).

The Company accounted for these Notes as a single liability-classified instrument measured at amortized cost due to the adoption of ASU 2020-06. ASC Subtopic 470-20 “Debt—Debt with Conversion and Other Options” and ASC subtopic 815-40 “Hedging—Contracts in Entity’s Own Equity”. The Company has presented these Notes in current liabilities in the accompanying balance sheets. On November 27, 2023, these Note bearers signed another agreement with the Company to provide a waiver of the right of conversion of the Note into conversion shares (Note 10).

Revenue recognition

The Company adopts Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (ASC Topic 606) for all periods presented. The core principle underlying the revenue recognition of this ASU allows the Company to recognize revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

To achieve that core principle, the Company applies five-step model to recognize revenue from customer contracts. The five-step model requires the Company to (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the performance obligation is satisfied.

Product revenues

- Performance obligations satisfied at a point in time

The Company primarily sells goods through group orders directly through the Company’s mobile application. The Company accounts for the revenues generated from sales on a gross basis as the Company is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified goods, which the Company has control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits. Revenues are measured based on the amount of consideration that the Company expects to receive reduced by sales return and discount. In making this determination, the Company also assesses whether the Company is primarily obligated, subject to inventory risk, has latitude in establishing prices, or has met several but not all of these indicators in accordance with ASC 606-10-55-36 through 40. The Company recognizes the sales of goods when the control of the specified goods is transferred to customers which is upon delivery of goods to customers. Revenues also exclude any amounts collected on behalf of the third parties, including sales taxes and indirect taxes.

The Company sells goods to customers and the revenues are earned from the cash payment made by customers or customers settle their balances with “Assets”. The Company grants “Assets” upon (i) Cash collected from customers via Webuy mobile APP to top up their e-wallet balance; (ii) Refund to customers’ e-wallet due to order cancellation or products returned from customers; (iii) Commissions payable to Group Leaders for the provision of services to the Company. These “Assets” entitle the holders to offset future purchases. As such, “Assets” are initially recognized and recorded as “Advances from customers” upon the grant and when customers have yet placed the purchase orders to create an underlying sales agreement with the Company. The Company uses the term “Assets” to represent the payment procedures and balances of customers’ user accounts on the Company’s Webuy mobile APP platform.

Until “Assets” are used at the time when customers have placed the purchase orders, “Assets” of customers’ user accounts in the Company’s Webuy mobile APP will be reduced; as for the Company’s book-keeping, the Company reclassifies the “Advance from customers” balance to “Deferred revenue”. “Deferred revenue” is a contract liability that the Company is obligated to transfer goods to customers for which the Company has received consideration (or the amount is due) from customers in the form of cash or “Assets”. The balance of “Deferred revenue” represents unfulfilled performance obligations in the sales agreement, i.e. products that have not yet been delivered. Once the related products have been delivered, the amount in “Deferred revenue” account is shifted to a revenue account.

Deferred revenue recognized as revenue during the six months ended June 30, 2023 and 2022 was $990,981 and $484,115.

Packaged-tour revenue

- Performance obligations satisfied at a point in time

Within each contract, the Company identify whether it is principal or agent at the performance obligation level. In arrangements where the Company has substantive control over the service before transferring it to the customer and is primarily responsible for integrating the services into the final deliverables, the Company acts as principal. The Company’s revenue on the sale of packaged-tour is reported as a gross basis, that is, the amounts billed to the customer are recorded as revenues, and amounts paid to travel supplier (such as airlines, hotels, travel buses, etc.) are recorded as cost of revenues. The Company is principal in accordance with ASC paragraphs 606-10-55-36 through 55-40 because the Company controls the packaged-tour including the underlying travel services before the services are transferred to the customer. The control is evidenced by the Company being primarily responsible to its customer and is having a level of discretion in establishing pricing.

The Company operates as a single operating segment including product revenue from the sale of goods, which represent 86% of the Company’s revenues, and sale of packaged tour, which represent 14% of the Company’s revenues. Due to the integrated structure of the Company’s business, the sale of goods revenue and sale of packaged tour revenue are combined with each other. The Company’s chief operating decision maker, its Chief Executive Officer, reviews financial information on an aggregate basis for the purposes of allocating resources and evaluating financial performance. The Company’s primary operations are in Singapore and Indonesia, and it has derived substantially all of its revenue from sales to customers in these jurisdictions.

In accordance with ASC 280-10-50-40, the Company’s disaggregation information of revenues by each product and service or each group of similar product and service type which were recognized based on the nature of performance obligation disclosed above was as follows:

	For the six months ended June 30,
Product/Service Type	2023	Percentage of Total revenue	2022	Percentage of Total revenue
Food and beverage	$11,761,196	48%	$8,859,482	59%
Fresh produce	7,053,085	29%	5,209,224	35%
Lifestyle and other personal care items	219,784	1%	479,622	3%
Packaged-tour	5,366,147	22%	476,726	3%
Total	$24,400,212	100%	$15,025,054	100%

Revenues classified by the geographic areas in which the customers were located was as follows:

	For the six months ended June 30,
Country	2023	Percentage of Total revenue	2022	Percentage of Total revenue
Singapore	$10,743,266	44%	$10,384,006	69%
Indonesia	13,656,946	56%	4,428,116	30%
Malaysia	-	-%	212,932	1%
Total	$24,400,212	100%	$15,025,054	100%

During the years ended June 30, 2023 and 2022, all revenues were generated from third parties.

Cost of revenue

Costs are recognized when incurred. Cost of revenue consists of direct labor, materials, freight charges and other direct costs.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. This standard requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This standard is effective for the Company on January 1, 2023.

All new standards and amendments that are effective for annual reporting period commencing January 1, 2023 have been applied by the Company for the six months ended June 30, 2023. The adoption of these new and amended standards did not have material impact on the unaudited interim consolidated financial statements of the Company. A number of new standards and amendments to standards have not come into effect for the year beginning January 1, 2023, and they have not been early adopted by the Company in preparing these unaudited interim consolidated financial statements. None of these new standards and amendments to standards is expected to have a significant effect on the unaudited interim consolidated financial statements of the Company.

Note 3. Prepaid expenses and other assets

At June 30, 2023 and December 31, 2022, prepayment and other current assets consisted of the following:

	June 30,	December 31,
	2023	2022

Prepayment	$1,427,559	$418,642
Advance to suppliers	204,329	3,731
Deposits	246,911	123,012
Other receivables	1,157,566	792,034
	$3,036,365	$1,337,419

The prepayment includes payments of advertisement expenses, insurance premiums, rental expenses, travel package costs and professional fees. The deposits are mainly related to equipment, office and warehouse refundable security deposit and payment service provider rolling reserves. The other receivables are mainly related to advance to employees and non-trade receivables due from third parties.

Note 4. Leasehold improvements and Equipment

At June 30, 2023 and December 31, 2022, leasehold improvements and equipment consisted of the following:

	June 30,	December 31,
	2023	2022
Motor Vehicles	$453,088	$458,318
Office equipment	21,778	10,892
Furniture and fittings	5,377	5,439
Computer	41,743	42,225
Warehouse equipment	100,160	97,314
Leasehold improvements	575,557	78,675
	1,197,703	692,863
Accumulated depreciation	(328,970)	(269,230)
Leasehold improvements and equipment, net of accumulated depreciation	$868,733	$423,633

Depreciation expense of leasehold improvements and equipment for the six months ended June 30, 2023 and 2022 were $83,662 and $56,066, respectively.

During the six months ended June 30, 2023 and 2022, the Company purchased assets of $564,333 and $32,220, respectively.

The motor vehicles with a net carrying amount of $300,907 and $325,331 are held under finance lease arrangements as of June 30, 2023 and December 31, 2022, respectively.

Note 5. Right of use assets and operating lease liability

Operating lease

The Company has entered into commercial operating leases for the use of offices and warehouses as lessee. These leases have varying terms, escalation clauses and renewal rights. On February 28, 2023, the Company entered into a new lease agreement for a lease term of five years for a four-story office and warehouse facility in Singapore. The Company is committed to pay a total rental fee of approximately $3.9 million for the full lease term.

Information pertaining to lease amounts recognized in the unaudited interim consolidated financial statements is summarized as follows:

	June 30,	December 31,
	2023	2022
Leasehold buildings	$3,002,532	$483,401
Accumulated amortization	(653,831)	(440,689)
ROU assets, net of accumulated amortization	$2,348,701	$42,712

	June 30,	June 30,
	2023	2022
Lease costs:
Operating lease costs	$221,369	$136,966
Short-term lease costs	235,458	155,515
Total lease costs	$456,827	$292,481
Supplemental cash flow information:
Operating cash flows from operating leases	$1,966,360	$139,437
Right-of-use obtained in exchange for new operating lease liabilities	(2,073,499)	(66,442)
Weighted-average remaining lease term (years):
Operating leases	4.75	0.7

As of June 30, 2023 and December 31, 2022, the weighted-average discount rate for operating leases was 5.0% and 5.0%, respectively.

Operating leases
Periods Ended June 30,
2024	$649,205
2025	620,342
2026	565,204
2027	565,204
Thereafter	376,803
Total operating lease payment	2,776,758
Less: Imputed interest	(295,604)
Present value of operating lease liabilities	2,481,154

Operating lease liabilities – current	$537,463
Operating lease liabilities – non-current	$1,943,691

Note 6. Intangible assets

At June 30, 2023 and December 31, 2022, intangible assets consisted of the following:

	June 30,	December 31,
	2023	2022
Software	$69,817	$72,421
Application development	1,261,112	1,275,669
	1,330,929	1,348,090
Accumulated amortization	(632,476)	(415,091)
Intangible assets, net of accumulated amortization	$698,453	$932,999

Based on the carrying value of definite-lived intangible assets as of June 30, 2023, the Company estimates its amortization expense for following years will be as follows:

Amortization expense
Periods Ended June 30,
2024	$404,729
2025	263,266
2026	30,458
Total amortization expense	$698,453

Amortization expense of intangible assets for the six months ended June 30, 2023 and 2022 were $226,406 and $125,488, respectively.

During the six months ended June 30, 2023 and 2022, the Company acquired intangible assets of $nil and $419,873, respectively.

Note 7. Other current liabilities

At June 30, 2023 and December 31, 2022, other current liabilities consisted of the following:

	June 30,	December 31,
	2023	2022
Accrued expenses (a)	$410,349	$474,033
Advance from customers	501,288	188,069
Other payables (b)	1,040,675	1,066,690
	$1,952,312	$1,728,792

(a)	Accrued expenses mainly relate to staff-related expenses.

(b)	Other payables mainly include outstanding amounts owed to various non-trade vendors and value added tax (“VAT”) payables.

Note 8. Loans payable

At June 30, 2023 and December 31, 2022, loans payable consisted of the following:

	June 30,	December 31,
	2023	2022
Hire purchases - Motor Vehicle	$262,961	$286,329
Term loan I	480,461	594,070
Term loan II	704,400	1,028,645
Short-term loan	162,229	175,783
	1,610,051	2,084,827
Less current portion	(1,381,760)	(1,611,069)
Long-term loans payable	$228,291	$473,758

On August 27, 2020, the Company acquired a motor vehicle pursuant to a hire purchase financing arrangement.

The Company has booked interest expense on the loans of $87,945 and $103,026 for the six months ended June 30, 2023 and 2022, respectively.

On September 23, 2021, the Company entered into an unsecured term loan agreement (“Term loan I”) with a third party and obtained a loan facility in the amount of $1.0 million with a maturity date 30 months from September 24, 2021. The loan bears an interest rate of 6% per annum on the initial facility amount.

On January 6, 2022, the Company entered into an unsecured term loan agreement (“Term loan II”) with a third party and obtained a loan facility in the amount of $1.5 million with a maturity date 24 months from February 19, 2022. The loan bears an interest rate of 6% per annum on the initial facility amount.

On December 12, 2022, the Company entered into a loan agreement (“Short-term loan”) with a third party whereby the Company borrowed $0.2 million with the sole purpose to make payment to the Company’s suppliers in the People’s Republic of China (“PRC”). The loan is unsecured and bears an 0% interest rate. The loan is due in three months from the payment made by the lender on behalf to the Company’s supplier date. On March 13, 2023, the loan was extended to May 30, 2023 with the same terms and conditions. On June 1, 2023, the loan was further extended to December 31, 2023 with the same terms and conditions.

Hire Purchases

Future minimum lease payments under hire purchases that have initial non-cancellable lease terms in excess of one year as of June 30, 2023 were as follows:

Finance leases
Periods Ended June 30,
2024	$54,242
2025	54,242
2026	54,242
2027	54,242
2028	54,242
Thereafter	32,369
$303,579
Less: Imputed interest	(40,618)
Hire purchases liabilities	$262,961

Hire purchases liabilities – current	$34,670
Hire purchases liabilities – non-current	$228,291

Note 9. Related Party Transactions

Amount due from a related party

As of June 30, 2023 and December 31, 2022, the Company recorded amount due from GBuy Global Pte Ltd, a shareholder of the Company of $6,362 and $4,119, respectively, which represents expenses paid on behalf for a related party. The amounts are unsecured, non-interest bearing and due on demand.

As of June 30, 2023 and December 31, 2022, the Company recorded amount due from Webuy Talent Ltd (“Webuy Talent”) of $5,036 and $nil, respectively. Mr. Bin Xue, Chief Executive Officer and Chairman of the Board of Director of the Company is also the director of Webuy Talent. The balance represents expenses paid on behalf for a related party. The amounts are unsecured, non-interest bearing and due on demand.

Amount due to a related party

The transactions amount due to a related party are as of the following:

	June 30, 2023	June 30, 2022
Beginning of the years January 1	$25,336	$68,786
Advances for operation and administration expenses	-	13,724
Payments made to a director	-	(25,009)
Exchange difference	(289)	-
Periods ended June 30	$25,047	$57,501

As of June 30, 2023 and December 31, 2022, the Company recorded amount due to Mr. Bin Xue, Chief Executive Officer and Chairman of the Board of Director of the Company of $25,047 and $25,336. The balance represents business advances from a related party. The amounts are unsecured, non-interest bearing and due on demand.

Note 10. Convertible Notes Payables

During the year ended December 31, 2022, the Company issued a series of Convertible Loan Note (“Note”) in aggregate principal amount of $3,333,200 to various individual investors with identical terms. On August 29, 2022, the Notes in aggregate principal amount of $2,920,800 have been converted to 400 ordinary shares of the Company. As a result of the share forward split, the converted ordinary shares became 1,040,000. As of December 31, 2022, the carrying value of convertible notes payable was the aggregate principal amount of the Notes of $412,400 in connection with the issuance.

During the six months ended June 30, 2023, the Company issued a series of Convertible Loan Note (“Note”) in aggregate principal amount of $1,289,200 to various individual investors with identical terms. None of the Notes have been converted to ordinary shares of the Company. As of June 30, 2023, the carrying value of convertible notes payable was the aggregate principal amount of the Notes of $1,701,600 in connection with the issuance.

On August 2, 2023, the Company issued a Convertible Loan Note in principal amount of $200,000 to an investor.

These Notes will mature in 12 months to 18 months from the funding date and bear interest at a rate of 10% per annum, to be accrued and payable at the maturity date. The Company is obligated to redeem the loan in cash on the principal amount together with all interest accrued in full on the maturity date in the absence of a public listing or conversion to shares. On October 19, 2023, the Convertible Loan Note bearers signed the lock-up agreements to agree that their Notes will be converted after 180 days from the date of closing of the Initial Public Offering (the “Lock-Up Period”). The anticipated conversion date is April 17, 2024. On November 27, 2023, these Note bearers signed another agreement with the Company to provide a waiver of the right of conversion of the Note into conversion shares. The clause relating to their right of conversion is replaced with a full cash settlement of their Notes bearing interest at the rate of 10% per annum. The settlement shall be made (a) on the date falling six (6) months from October 19, 2023 (“Settlement Date”), and (b) in such manner to be agreed in writing between the Lender and the Borrower on or prior to the Settlement Date.

Note 12. Equity

On May 2, 2023, the shareholders of the Company approved a 1 for 2,600 share forward split of the Company’s authorized and issued ordinary shares whereby every 1 share was split into 2,600 shares. In addition, the par value of each ordinary share decreased from $0.001 to $0.000000385. The financial statements and all share and per share amounts have been retroactively restated to reflect the share forward split. On May 2, 2023, in addition to the share forward split, the shareholders of the Company also approved an increase in the Company’s authorized ordinary shares from 100,000,000 to 260,000,000,000.

Authorized Shares

As of June 30, 2023, the Company has 260,000,000,000 authorized ordinary shares, par value $$0.000000385 per share.

Ordinary Shares

No shares were issued during the six months ended June 30, 2023. As of June 30, 2023, the Company has 48,011,600 ordinary shares issued and outstanding.

Note 13. Disposal of a subsidiary

On June 29, 2022, the Company completed the disposal of its 100% equity interest in Beijing Youmeng IT Co., Ltd. The Company recorded a gain on disposal of $331,584 for the six months ended June 30, 2022. This disposal was not classified as a discontinued operation as Beijing Youmeng IT Co., Ltd was merely a cost centre which did not represent a separate major line of business or geographic area of operations to the Company.

Note 14. Income tax

Income tax expense comprises current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive loss.

Enterprise income tax

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Singapore

Subsidiaries incorporated in Singapore are subject to the Singapore corporate income tax rate of 17%.

Indonesia

Subsidiaries incorporated in Indonesia are subject to Indonesia corporate income tax rate of 22%.

Malaysia

Subsidiaries incorporated in Malaysia are subject to Malaysia corporate income tax rate of 24%.

China

Subsidiaries incorporated in China are subject to the China corporate income tax rate of 25%.

Current taxes are the expected tax receivable or payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax receivable or payable in respect of previous years. Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred taxes are not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Company’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law.

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

	June 30,	June 30,
	2023	2022
Net loss before income taxes	$(3,673,984)	$(4,187,312)

Income tax expenses attributable to net income at Singapore statutory rate of 17% (*)	(624,577)	(711,843)
Effect of different tax rates in other jurisdictions	(54,696)	(53,909)
Non-deductible expenses	89,088	193,573
Singapore tax exemption or non-taxable income	(7,981)	14,886
Unrecognized deferred tax asset	598,166	557,293
Total tax provision	$-	$-

(*)	The Company has reconciled to the Singapore corporate income tax rate of 17% to reflect the location of the Company’s operating activities and rather than reconciling to Cayman Islands statutory tax rate of 0%.

The components of the deferred tax assets are as follows:

	June 30,	December 31,
	2023	2022
Tax loss carry forwards	$2,648,209	$4,348,685
Deferred tax assets	1,453,207	1,408,101
Valuation allowance	(1,453,207)	(1,408,101)
Total deferred tax assets, net	$-	$-

According to Singapore Income Tax Act, due to change of ownership in New Retail, the tax losses carry forwards of $13,371,889 and $13,115,752 as of June 30, 2023 and December 31, 2022, respectively, can be used to offset future profit subject to the agreement of the tax authorities and compliance within certain provisions of the Income Tax Act

Note 15. Government Grants

Under The Wage Credit Scheme (“WCS”) introduced by the Singapore government, the Singapore government will co-fund 40% of wage increases given to Singaporean employees earning a gross monthly wage of up to SGD4,000 (approximately $3,000).

Under The Jobs Support Scheme (“JSS”) introduced by the Singapore government, depending on the business sectors, employers that are entitled to JSS will be subsidized from 10% up to 60% of each employee’s monthly wage as a form of wage support. This is applied to the first SGD4,600(approximately $3,300) actual wages paid per employee.

Under The Jobs Growth Incentive (“JGI”) is a salary support scheme introduced by the Singapore government that provides eligible employers with 15% to 50% salary support for new employees hired between September 2020 to March 2021.

Under enterprise transformation programmes introduced by the Singapore government, eligible employers can receive a one-off SGD10,000 (approximately $7,200) Skills Future Enterprise Credit (“SFEC”) to cover up to 90% of out-of-pocket expenses on qualifying costs for supportable initiatives, over and above the support levels of existing schemes.

During the six months ended June 30, 2023 and 2022, these government grants in aggregate amount of $30,348 and $60,813, respectively were recognized as other income on the Company’s consolidated Statement of Operations when there was reasonable assurance that the Company has complied with the conditions attaching to the grants and the grants were received.

Note 16. Concentrations and Risks

Concentrations

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. The Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Company evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

There was no single customer who represent 10% or more of the Company’s total revenue for six months ended June 30, 2023 and 2022.

There was no single supplier who represent 10% or more of the Company’s total purchases for six months ended June 30, 2023 and 2022.

Details of the supplier which accounted for 10% or more of accounts payable are as follows:

	June 30, 2023	% accounts payable	December 31, 2022	% accounts payable
Company A	$610,074	7.5%	$573,451	10.5%

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	June 30, 2023	% accounts receivable	December 31, 2022	% accounts receivable
Company A	602,705	18.4%	-	0.0%
Company B	596,667	18.3%	307,672	12.0%
Company C	414,036	12.7%	7,997	0.3%
Company D	-	0.0	679,226	26.4%
Company E	-	0.0%	$586,103	22.8%
	$1,613,408	49.4%	$1,580,998	61. %

Credit Risk

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of trade and other receivables (exclude prepayments) and cash and bank deposits presented on the consolidated balance sheets. The Company has no other financial assets which carry significant exposure to credit risk.

Foreign Currency Risk

The Company operates in multiple markets, which exposes it to the effects of fluctuations in currency exchange rates as it reports its financials and key operational metrics in USD. The Company earns revenue denominated in local currencies of Southeast Asia. The Company generally incur expenses for employee compensation and other operating expenses in the local currencies in the markets in which it operates. Fluctuations in the exchange rates among the various currencies that the Company uses could cause fluctuations in its operational and financial results.

Note 17. Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. In the opinion of management of the Company, there were no pending or threatened claims and litigation as of June 30, 2023 and through the date of the release of these financial statements.

Note 18. Subsequent Events

The Company completed its initial public offering of 3,800,000 ordinary shares at a public offering price of $4.00 per share, for aggregate gross proceeds of approximately $15.2 million, prior to deducting underwriting discounts and other offering expenses. In addition, the Company granted the underwriters a 45-day Over-Allotment Option to purchase up to an additional 570,000 ordinary shares at the initial public offering price, less underwriting discounts. The shares began trading on the Nasdaq Capital Market on October 19, 2023, under the symbol “WBUY.”

On August 2, 2023, the Company entered into a Convertible Loan Note amounting to $0.20 million with an investor.

On October 19, 2023, the Convertible Loan Note bearers signed the lock-up agreements to agree that their Notes will be converted after 180 days from the date of closing of the Initial Public Offering (the “Lock-Up Period”). The anticipated conversion date is April 17, 2024. On November 27, 2023, these Note bearers signed another agreement with the Company to provide a waiver of the right of conversion of the Note into conversion shares. The clause relating to their right of conversion is replaced with a full cash settlement of their Notes bearing interest at the rate of 10% per annum. The settlement shall be made (a) on the date falling six (6) months from October 19, 2023 (“Settlement Date”), and (b) in such manner to be agreed in writing between the Lender and the Borrower on or prior to the Settlement Date. (Note 10)

On November 3, 2023, the Representative exercised the Over-Allotment Option partially to purchase an additional 150,000 ordinary shares (the “November 3 Exercise”), in which the company received $546,000 in net proceeds from the exercise of the Over-Allotment Option. On November 21, 2023, the Representative exercised the Over-Allotment Option in full to purchase the remaining 420,000 ordinary shares (the “November 21 Exercise”), and received $1,528,800 in net proceeds, after deducting underwriting discounts by the Company. The closing of the November 21 Exercise took place on November 24, 2023.

On November 9, 2023, a third party issued an unsecured promissory note to the Company, pursuant to which the Company lent a principal amount of $2,500,000. The note bears interest at the rate of 3% per month and payable one month from the disbursement of funds by the Company.

The Company incorporated PT Buah Kita Retail and PT Webuy Travel Indonesia on October 23, 2023.

The Company evaluated all events or transactions that occurred subsequent to June 30, 2023, through the date of the release of these financial statements, apart from the subsequent events discussed above, management of the Company has determined that there are no subsequent events that require disclosure or recognition in the financial statements.